

January 5, 2021

Thomas Fennimore
Chief Financial Officer
Luminar Technologies, Inc./DE
2603 Discovery Drive, Suite 100
Orlando, Florida 32826

> **Re: Luminar Technologies, Inc./DE**
> **Registration Statement on Form S-1**
> **Filed December 23, 2020**
> **File No. 333-251657**

Dear Mr. Fennimore:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note your registration statement covers the offer and sale by you of up to 6,666,666 shares of Class A Stock that are issuable upon the exercise of 6,666,666 warrants that appear to have been immediately exercisable when issued privately. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please revise the registration statement to remove the primary issuance of up to 6,666,666 shares of Class A Stock or tell us why the warrants were not immediately exercisable when issued. Refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

Executive Compensation, page 112

2.   Please update your executive compensation disclosure to reflect the last completed fiscal year. Refer to Item 402(c) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing